RECEIVED
2007 MAY 17 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

07023602

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

7 May, 2007

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 4 May, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KONECRANES PLC

Paul Lönnfors
IR Manager

o.b.o. Liisa Sirén-Salminen
Liisa Sirén-Salminen
Communications Assistant

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

INCREASE IN KONECRANES' NUMBER OF SHARES REGISTERED

The 24 800 new Konecranes shares subscribed for with Konecranes' 2001 A and B series stock options have been recorded in the Trade Register on 4 May, 2007.

Following these subscriptions the number of Konecranes Plc's shares increased to 60 297 020 shares. The subscription price has been booked in its entirety to the paid in capital.

Trading in all new shares will start on or about 7 May, 2007.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2006, Group sales totalled EUR 1483 million. The Group has 7,800 employees, at more than 370 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).

KONECRANES PLC

Paul Lönnfors
IR Manager

FURTHER INFORMATION
Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +35820 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

RECEIVED
2007 MAY 17 A 9:23

END